Exhibit 12
Conagra Brands, Inc. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
($ in millions)

Twenty-six weeks ended
November 26, 2017
Earnings:
Income from continuing operations before income taxes and equity method investment earnings	$556.6
Add (deduct):
Fixed charges	89.1
Distributed income of equity method investees	—
Capitalized interest	(2.2)
Earnings available for fixed charges (a)	$643.5

Fixed charges:
Interest expense	$76.3
Capitalized interest	2.2
One third of rental expense (1)	10.6
Total fixed charges (b)	$89.1

Ratio of earnings to fixed charges (a/b)	7.2

(1) Considered to be representative of interest factor in rental expense.